FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	August	2012
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	Verdict Overturned in Favor of Research In Motion in Mformation Patent Case	3

Document 1

August 9, 2012

For Immediate Release

Verdict Overturned in Favor of Research In Motion in Mformation Patent Case

WATERLOO, ONTARIO - Research In Motion Limited (RIM) (NASDAQ:RIMM)(TSX:RIM), a world leader in the mobile communications market, today learned that the Judge in a patent action brought by Mformation in the U.S. District Court for the Northern District of California has granted RIM's motion for judgment as a matter of law, concluding that the evidence did not support the Jury's finding of patent infringement.

After considering motions presented by both parties, as well as the jury verdict (which was announced by RIM on July 14, 2012), the Judge determined that RIM had not infringed on Mformation's patent. In granting RIM's motion, the Judge also vacated the $147.2 million jury award, which means that RIM is not required to make any payment to Mformation. Mformation has the right to appeal the Judge's ruling; however if Mformation successfully appeals the ruling, the jury verdict would not be reinstated and instead a new trial would occur.

"We appreciate the Judge's careful consideration of this case. RIM did not infringe on Mformation's patent and we are pleased with this victory," said Steve Zipperstein, RIM's Chief Legal Officer. "The purpose of the patent system is to encourage innovation, but the system is still too often exploited in pursuit of other goals. Many policy makers have already recognized the need to address this problem and we call on others to join them as this case clearly highlights the significant need for continuing policy reform to help reduce the amount of resources wasted on unwarranted patent litigation."

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry(R) solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ:RIMM) and the Toronto Stock Exchange (TSX:RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
RIM
Crystal Roberts
Corporate Communications Manager
519-404-9712
croberts@rim.com

or

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	August 9, 2012	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO